FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani Akihiko Toyotani General Manager of Finance Division

Date: October 16, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Violation of Enforcement Order under the Industrial Safety and Health Law due to Use of Talc Containing Asbestos, and Completion of Change to Non-Asbestos Talc

(Translation)

October 16, 2006

To the press:

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Violation of Enforcement Order under the Industrial Safety and Health Law due to Use of Talc Containing Asbestos, and Completion of Change to Non-Asbestos Talc

As a result of an investigation conducted by the Labor Standards Bureau of Japan on September 13, 2006, it was found that talc used as an additive to raw materials was contaminated with asbestos in an amount exceeding the maximum proportion of 0.1% provided under regulations. The Labor Standards Bureau issued a guidance to prohibit the use of such talc due to violation of the Enforcement Order under the Industrial Safety and Health Law which became effective as from September 1, 2006.

The Company accordingly ceased to use such talc with immediate effect on September 13, 2006 and has completed a change to non-asbestos talc.

The Company takes the guidance with utmost seriousness and will use its best efforts to prevent any future recurrence of such violation. The Company apologizes sincerely to all for the trouble caused by this violation.

The fine ceramic products of the Company are sintered in high temperatures in the manufacturing process, and asbestos fibers lose their crystallization water and cannot remain as asbestos. Accordingly, the fine ceramic products do not have any asbestos or any adverse impact on the environment or on human health.